UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

General Maritime Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2692M103

(CUSIP Number)

Helmut Sohmen

Bergesen Worldwide Limited

Clarendon House

2 Church Street, Hamilton, HM11

Bermuda

+852 2842 3888

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 14, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Y2692M103

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sohmen Family Foundation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 5 Pages

SCHEDULE 13D

CUSIP No. Y2692M103

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bergesen Worldwide Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D amends the statement on Schedule 13D originally filed on January 22, 2007 with the Securities and Exchange Commission by the Sohmen Family Foundation and Bergesen Worldwide Limited (as amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Shares”), of General Maritime Corporation, a Marshall Islands corporation (the “Company”).

Item 4	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

On May 14, 2007, Bergesen Worldwide Limited agreed to sell to Morgan Stanley & Co. Incorporated 3,860,000 Shares for an aggregate consideration of $112,326,000 at a closing that occurred on May 14, 2007. Following the consummation of the sale of the Shares, neither the Sohmen Family Foundation nor Bergesen Worldwide Limited beneficially own any securities of the Company.

Item 5	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended in its entirety to read as follows:

Neither the Sohmen Family Foundation nor Bergesen Worldwide Limited beneficially owns any Shares or has the right to acquire any Shares.

The information set forth in Item 4 is hereby incorporated by reference in this Item 5.

Item 6          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 is hereby incorporated by reference in this Item 6.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

May 15, 2007	Sohmen Family Foundation

/s/ Helmut Sohmen
Helmut Sohmen
President of Foundation Council

/s/ Karl Josef Hier
Karl Josef Hier
Member of Foundation Council

Bergesen Worldwide Limited

/s/ Helmut Sohmen
Helmut Sohmen
Chairman

Page 5 of 5 Pages